SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                          ________________
                          AMENDMENT NO. 12
                                 TO
                           SCHEDULE 14D-9
                  (WITH RESPECT TO THE TENDER OFFER BY
                  IMPERIAL CHEMICAL INDUSTRIES PLC )

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

        (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 12 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "ICI Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995, as amended by the Supplement thereto filed on May 22, 1995 (the "Supplement"), and the revised Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the ICI Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     CERTAIN LITIGATION.

          On May 30, 1995, plaintiffs filed a First Amended Class Action Complaint (the "Amended Hammond Complaint") in the Hammond Action. The Amended Hammond Complaint supplements the original complaint with allegations that Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder for issuing a press release dated January 26, 1995 which allegedly was materially false and misleading for failing to disclose all material facts relating to discussions between the Company and Parent and seeks to expand the class period to include persons who sold Shares between January 26, 1995 and May 4, 1995.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          38        First Amended Class Action Complaint entitled Kim
                    J. Hammond v. Grow Group, Inc. et al., filed in the United States District Court for the Southern District of New York.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 31, 1995                    GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

      38           First Amended Class Action Complaint entitled Kim
                   J. Hammond v. Grow Group, Inc. et al., filed in the United States District Court for the Southern District of New York.